August 17, 2007	TSX: QC AMEX/AIM: QCC

QUEST COMMENTS ON SUBPRIME WOES

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) is pleased to provide the following general corporate update.

Quest is an asset backed lender that provides mortgages to Canadian borrowers in the industrial, commercial and investment (“ICI”) real estate sectors as well as bridge loans to companies in the resource sector.  The Company finances its loans with equity, occasionally syndicating a portion of the loan on a pari passu basis.  Quest’s loan to value on a portfolio basis is less than 75%.  As at June 30, 2007, Quest had net assets of $288 million, with no debt.

The Company has deliberately structured its business model to avoid:

•	the low margin/ high volume single family residential market;

•	relying on securitization as a source of capital;

•	excessive leverage. Quest has a modest credit facility of $25 million which is currently not being utilized; and

•	exposure to the United States real estate market.

The subprime crisis that has enveloped the United States was widely predicted by many prudent lenders including Quest.  Quest has stated, repeatedly, that it has been fearful of lending in the United States both “because of its lending practices and its lending laws.”

Quest believes that most Canadian lenders have been more conservative than their US counter parts - at least with respect to their domestic lending activities.  As a result, Quest believes that any credit issues affecting Canadian lending markets should be significantly less severe in both magnitude and duration.

Quest has proceeded cautiously over the past several quarters believing that lending practices in the United States could lead to a credit crisis.  At present, Quest has two loans that are not performing, the lowest number in several quarters.  Both of these loans are being actively managed and we expect repayment in full.

Due to the pressures being exerted on the capital markets, loan demands are increasing.  Quest will continue to apply the same rigorous loan underwriting process and will be selective as to whom it lends money.  Quest notes that risk premiums are currently increasing and this change should accrue to the benefit of those companies that are well capitalized.  As with many financial crises, the survivors will emerge materially strengthened.

About Quest

Quest Capital Corp. is an asset backed lender that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Tel: +44 20 7050 6500 Erin Needra Robert Finlay

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

          QUEST CAPITAL CORP.

        Vancouver:  Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel:  604-689-1428 • Toll Free:  800-318-3094 • Fax: 604-681-4692
                           Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624